File No. 82-35126

08000432

January 21, 2008

File No. 82-35126
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Sony Financial Holdings Inc. - Rule12g3-2(b)

Dear Sir / Madam:

In order for us to comply with the requirements of the Rule 12g3-2(b), we, Sony Financial Holdings Inc. (the "Company"), enclose herewith Exhibits 1 through 13, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2007 to December 31, 2007 (including those dated September 4, 2007 and attached hereto as Exhibits 1 and 2 which were made public on and after October 11, 2007) and which are all the documents of the Company required to be furnished to the SEC in respect of such period under the Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under the Rule 12g3-2(b).

PROCESSED
JAN 3 0 2008
THOMSON
FINANCIAL

Yours faithfully,

Sony Financial Holdings Inc.

By Hiromichi Fujikata

Name: Hiromichi Fujikata
Title: Executive Vice President and Representative Director

dlw 1/29

Attachments

List of material information made public in Japan from October 1, 2007 to December 31, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Written Oath Regarding Timely Disclosure dated September 4, 2007 (English translation)	TSE
Exhibit 2.	Corporate Structure and Procedures Regarding Timely Disclosure of Corporate Information (Document attached to the Written Oath Regarding Timely Disclosure) dated September 4, 2007 (English translation)	TSE
Exhibit 3.	Press Release dated October 1, 2007 with a title "Announcement of Determination of the Offer Price for the Issue and the Secondary Offerings and Determination of the Number of Shares to be Offered for Sale through Over-Allotment" (summary English translation)	Public
Exhibit 4.	Press Release dated October 1, 2007 with a title "Announcement of Determination that the Shares of the Company are to Belong to the First Section of the Tokyo Stock Exchange" (summary English translation)	Public
Exhibit 5.	Press Release dated October 5, 2007 with a title "Sony Life Announces Current Status of Results of Investigation into Inadvertent Under-Payment and Nonpayment of Insurance and Other Claims" (English version)	Public
Exhibit 6.	Corporate Governance Report dated October 11, 2007 (brief description in English)	TSE

Exhibit 7.	Press Release dated October 11, 2007 with a title "President Announces Listing on First Section of Tokyo Stock Exchange" (English version)	(i) TSE (ii) Public
Exhibit 8.	Press Release dated October 25, 2007 with a title "Notice of Revised Financial Results Forecast for the Fiscal Year Ending March 31, 2008" (English version)	(i) TSE (ii) Public
Exhibit 9.	Press Release dated October 25, 2007 with a title "Preliminary Interim Consolidated Financial Rsults for the Fiscal Year Ending March 31, 2008 (Prepared in Accordance with Japanese GAAP)" (English version)	(i) TSE (ii) Public
Exhibit 10.	Press Release dated November 16, 2007 with a title "Interim Consolidated Financial Summary for the Fiscal Year Ending March 31, 2008" (English version)	(i) TSE (ii) Public
Exhibit 11.	Press Release dated December 13, 2007 with a title "Sony Life Receives Permission to Handle Banking Agency Business for Sony Bank" (English version)	(i) TSE (ii) Public
Exhibit 12.	Semi-Annual Securities Report dated December 21, 2007 for the six-month period ended September 30, 2007 (brief description in English)	(i) DKALFB (ii) TSE (iii) Head office of the Company
Exhibit 13.	Written Confirmation dated December 21, 2007 (English translation)	(i) TSE (ii) Public

(*) "DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.

Exhibit 1.

(Translation)

Written Oath Regarding Timely Disclosure

September 4, 2007

To: Mr. Atsushi Saito
President & CEO
Tokyo Stock Exchange, Inc.

Address of Head Office: 1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo

Company Name: Sony Financial Holdings Inc. [Seal]

Name and Title of Representative:

[Signature] [Seal]
Teruhisa Tokunaka
President and Representative Director

Sony Financial Holdings Inc., hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors, constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the corporate structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

Exhibit 2.

(Translation)

Corporate Structure and Procedures Regarding Timely Disclosure of Corporate Information (Document attached to the Written Oath Regarding Timely Disclosure)

September 4, 2007

Sony Financial Holdings Inc.
(Securities Code: 8729 The First Section of the TSE)

The corporate structure and procedures of Sony Financial Holdings group (the "Group") regarding the timely disclosure of corporate information are as follows:

Description

1. Establishment of Regulations of the Group regarding Timely Disclosure

Sony Financial Holdings Inc. (the "Company") has established the "Regulations concerning Disclosure of Material Matters", and has established a system for the implementation of the appropriate information disclosure of the Company and the Group after the listing of the shares of the Company, in accordance with the laws and regulations concerning the information disclosure of public companies and the Timely Disclosure Regulations set forth by the Tokyo Stock Exchange, Inc.

2. Corporate Structure regarding Timely Disclosure of Corporate Information of the Group

Pursuant to the "Regulations concerning Disclosure of Material Matters", the Company has established the "Reporting Guidelines concerning Material Matters of Sony Financial Holdings Inc." (the "Reporting Guidelines"), which enumerates the material matters that the Company should disclose. In accordance with the Reporting Guidelines, the persons who control reporting of the material information, appointed by each company of the Group, have established measures to collect information upon the occurrence of any material matters and to immediately inform such information to the Disclosure Committee Office located in the Corporate Communications and Investor Relations Department of the Company.

The objectives of the Disclosure Committee located in the Company are as follows:

(1) To assist the President and Representative Director with his/her judgment concerning the design, introduction, evaluation and maintenance of the information disclosure control of the Group; and

(2) To collect information of the Group, to discuss the necessity of disclosure thereof and the adequacy of the contents of disclosure, and to provide the President and Representative Director with the necessary information for his/her judgment, in light of promptness, accuracy and fairness with respect to the information disclosure concerning the "Material Matters".

The Disclosure Committee shall hold a meeting prior to the disclosure of the "Material Matters" in principle, and shall consist of the full-time Directors and general managers of each department of the Company. The President and Representative Director of the Company shall, when necessary, have the executives and employees of the Company and the Group, other than the members of the Disclosure Committee, attend such meetings, in order to hear a wide variety of views, and to receive accurate reports and opinions.

As a public company, the Company shall make accurate, fair and timely disclosure of the "Material Matters" in accordance with the applicable laws and regulations and the Timely Disclosure Regulation set forth by the Tokyo Stock Exchange, Inc., and the Company shall also make efforts to seek the best practices concerning information disclosure.

[End of Document]

Exhibit 3.

(Summary English Translation)

October 1, 2007

To whom it may concern:

Company Name: Sony Financial Holdings Inc.
Name of Representative: Teruhisa Tokunaka
President and Representative Director
(Code No. 8729 The section of the TSE to which the Company will belong is not yet determined.)
Contact Person: Masaaki Konoo
General Manager of
Corporate Communications and
Investor Relations Department
(TEL: 03-5785-1074)

Announcement of Determination of the Offer Price for the Issue and the Secondary Offerings and Determination of the Number of Shares to be Offered for Sale through Over-Allotment

The offer price for the issue and the secondary offerings of the shares of the Company (the "Offer Price"), and the number of existing shares offered for sale through the over-allotment have been determined, as set forth below.

1. Offer Price:

JPY 400,000 per share

2. Reasons for the determination of the Offer Price:

In order to determine the Offer Price, we conducted the book-building primarily for institutional investors, based on provisional terms (from 380,000 yen to 400,000 yen).

With respect to such book-building, we received applications for subscription for

shares to the extent of approximately (i) 75,000 shares to be issued in Japan by way of a public offering, 399,000 existing shares to be offered in Japan for sale through purchase and underwriting by underwriters, and a maximum of 70,000 existing shares to be offered in Japan for sale through over-allotment and (ii) 326,000 existing shares to be offered for sale in overseas markets (collectively, "Number of Shares to be Offered").

Notable aspects of the book-building are as follows:

(i) the aggregate number of shares in demand for subscription was sufficiently over the Number of Shares to be Offered;

(ii) a large number of applications for subscription were submitted; and

(iii) the applications for subscription for shares by price range were concentrated on the maximum price of the provisional terms.

As a result of above-mentioned book-building, the Offer Price has been determined to be 400,000 yen per share, comprehensively taking into account the fact that demand is expected to exceed the Number of Shares to be Offered and factors such as the condition of the current stock market, recent popularity of the newly listed shares on the stock market and stock price volatility risk for the period until the listing date. The underwriting price has been determined to be 384,000 yen per share.

The breakdown of the numbers of the existing shares to be offered for sale has been determined to be 399,000 shares in Japan, through purchase and underwriting by underwriters, and 326,000 shares in overseas markets.

3. Number of existing shares to be offered in Japan for sale through over-allotments: 70,000 shares

4. Matters concerning the amounts of stated capital and additional paid in capital to be increased:

The amount of stated capital to be increased: 14,400,000,000 yen
(192,000 yen per share)

The amount of additional paid in capital to be increased:
14,400,000,000 yen
(192,000 yen per share)

Exhibit 4.

(English Translation)

October 1, 2007

To whom it may concern:

Company Name: Sony Financial Holdings Inc.
Name of Representative: Teruhisa Tokunaka
President and Representative Director
(Code No. 8729 The First Section of the TSE)
Contact Person: Masaaki Konoo
General Manager of
Corporate Communications and
Investor Relations Department
(TEL: 03-5785-1074)

Announcement of Determination that the Shares of the Company are to Belong to the First Section of the Tokyo Stock Exchange

With respect to the shares of the Company that are scheduled to be listed on the Tokyo Stock Exchange on Thursday October 11, 2007, the section to which the shares of the Company are to belong, which was previously undetermined, has been determined to be the "First Section."

Exhibit 5.

Press Release

Sony Life Announces Current Status of Results of Investigation into Inadvertent Under-Payment and Nonpayment of Insurance and Other Claims

October 5, 2007

Sony Life Insurance Co., Ltd., a wholly-owned subsidiary of Sony Financial Holdings Inc., today announced the results of its investigation into inadvertent under-payment and non-payment of insurance and other claims during the period from April 2001 through March 2006.

Sony Life deeply regrets the occurrence of these incidents and apologizes sincerely for any inconvenience it has caused. The company is undertaking full-fledged efforts to prevent a recurrence as a top management priority. Going forward, Sony Life will continue striving to raise its level of service to customers.

1. **Policies Investigated**

   During the period from April 2001 through March 2006, insurance and other claims were paid on approximately 550,000 policies. (Of this number, 510,000 were for individual life insurance, 200 were for group insurance and 40,000 were for other policies).

2. **Investigation Results**

   When Sony Life's investigation results were announced on April 13, 2007, some 3,732 policies remained under investigation. The company has determined that 1,513 insurance and other policy claims require payment (¥721.8 million). As a result, the total of insurance and other claims requiring payment has amounted to 1,756 policies (¥740.6 million).

   Sony Life continues to investigate claims that may require payment, and payment has been completed on 1,559 claims (¥693.8 million). The company will continue this process until all payments are complete.

3. **Status of Measures to Prevent Recurrence**

   Sony Life has made the establishment of a claims payment administrative system a top management priority in its FY2007 business plan. The company has established a special project for the introduction of countermeasures to strengthen its management structure relating to the payment of insurance and other claims, including reporting directly to Sony

Life's President and Representative Director. Through this project, the company has created a *Guidebook on the Payment of Insurance and Other Claims*. We are continuing to systematize the use of confirmation tools, develop large-scale systems and provide notifications regarding coverage. Through such measures, Sony Life will enhance the level of follow-up service provided after the conclusion of contracts.

Note: This is an English-language summary of a Japanese announcement made by Sony Life on October 5, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit 6.

(Brief Description in English)

Corporate Governance Report dated October 11, 2007

Under the Listing Rules of the Tokyo Stock Exchange, Inc. ("TSE"), Sony Financial Holdings Inc. (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

Exhibit 7.

President Announces Listing on First Section of Tokyo Stock Exchange

October 11, 2007

The Sony Financial Holdings Group, which consists primarily of Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc., has listed its shares on the First Section of the Tokyo Stock Exchange. Sony Life conducts consulting-based sales of life insurance that is tailored to individual customer needs, Sony Assurance offers automobile and other non-life insurance directly to customers via the Internet and over the telephone, and Sony Bank provides financial products and services over the Internet to meet the asset investment needs of individuals. Through this array of offerings, the Sony Financial Holdings Group aims to deliver quality financial services that are provided from the customer's perspective.

From the time of its establishment, Sony Financial Holdings has endeavored to provide its products and services to a broad range of customers. I would like to take this opportunity to thank our customers for their support, which made this listing possible.

As a listed company, we will strive to offer even higher quality products and services and enhance customer trust in us as a financial group. Through these initiatives, we will strive to enhance our management infrastructure and raise our corporate value to meet the expectations of our shareholders. We look forward to your ongoing support in these endeavors.

T. Tokunaka

Teruhisa Tokunaka
President, Representative Director
Sony Financial Holdings Inc.

Note: This announcement is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration requirements.

Exhibit 8.

Sony Financial Holdings

RECEIVED
2008 JUN 25 A 6: 34

October 25, 2007
Sony Financial Holdings Inc.

Notice of Revised Financial Results Forecast for the Fiscal Year Ending March 31, 2008

Tokyo, October 25, 2007—Today, Sony Financial Holdings Inc.("SFH") revised its financial results forecast for the fiscal year ending March 31, 2008 (April 1, 2007 to March 31, 2008) from its original forecast previously released on October 11, 2007, as follows.

(1) Revised Consolidated Financial Results Forecast (April 1, 2007 to March 31, 2008)

(Billions of yen)

		Ordinary revenues	Ordinary profit	Net income
Full year	Previous forecast announcement (A)	¥804	¥26	¥15
	Current forecast announcement (B)	¥ 809	¥ 35	¥ 21
	Difference (B – A)	¥ 5	¥ 9	¥ 6
	Percentage change	0.6%	34.6%	40.0%
	(Reference) Financial results for previous term (fiscal year ended March 31, 2007)	¥759.2	¥18.3	¥10.0

(2) Reasons for Revisions

SFH hereby revises upward its consolidated financial results forecast for the fiscal year ending March 31, 2008, reflecting higher performance than original forecast in both ordinary profit and net income during the six months ended September 30, 2007. These profit increases results from factors such as business expansion for its life insurance, non-life insurance and banking businesses and an increase in general account investment income for its life insurance business as stated in its preliminary interim consolidated financial results for the fiscal year ending March 31, 2008 announced today.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

*The scope of SFH's consolidated results for the fiscal year ended March 31, 2007 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. SFH's consolidated forecast for the fiscal year ending March 31, 2008 also includes Sony Bank Securities Inc. within the scope of consolidation.

On October 25, 2007, Sony Corporation will announce its consolidated financial results for the second quarter ended September 30, 2007. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the October 25, 2007, news release by Sony Corporation.

1. Forward-looking statements may include—but are not limited to—statements using words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, financial performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group based on information that is currently available to it. As such, forward-looking statements are subject to various risks and uncertainties, and actual results may vary substantially from those expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings.
2. The information contained in this press release does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied upon in connection with any contract or commitment whatsoever.

For inquiries:
Masaaki Konoo or Hiroko Hanakura
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/english

Exhibit 9.

RECEIVED
2007 OCT 25 A 6:34

October 25, 2007
Sony Financial Holdings Inc.

Preliminary Interim Consolidated Financial Results for the Fiscal Year Ending March 31, 2008 (Prepared in Accordance with Japanese GAAP)

Tokyo, October 25, 2007—Today, the parent company of Sony Financial Holdings Inc.("SFH"), Sony Corporation, is expected to announce its interim consolidated financial results for the second quarter ended September 30, 2007, prepared in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"). Sony Corporation's U.S. GAAP results are expected to include financial results for Sony Group's Financial Services segment, which includes SFH and the SFH Group.

Although our preparation of financial results for SFH and the SFH Group, in accordance with generally accepted accounting principles and practices in Japan ("Japanese GAAP"), is not yet complete, preliminary consolidated financial results for the six months ended September 30, 2007 (April 1, 2007 to September 30, 2007) are provided below as part of our efforts to disclose information to our shareholders and investors in a timely and appropriate manner.

We expect to announce our final interim consolidated financial results on November 16, 2007.

1. Preliminary Consolidated Financial Results for Six Months Ended September 30, 2007 (April 1, 2007 to September 30, 2007)

(Billions of yen, unless otherwise noted)

	Ordinary revenues	Ordinary profit	Net income
Six months ended September 30, 2007 (Preliminary)	¥404	¥27	¥16
(Reference) Six months ended September 30, 2006 (Actual)	¥354.7	¥17.8	¥11.0

Note: Amounts of less than one billion yen have been omitted in the figures stated above for ordinary revenues, ordinary profit and net income of preliminary results for six months ended September 30, 2007. The above-stated figures are prepared in accordance with Japanese GAAP.

2. Principal Reasons For Changes in Consolidated Financial Results

During the six months ended September 30, 2007, ordinary revenues for each of our three main operating subsidiaries increased and, in particular, the life insurance business delivered higher performance as the amount of individual insurance in force remained robust, boosting income from insurance premiums, together with an increase in general account investment income, resulting in an increase in consolidated revenues, compared with the corresponding period of the preceding fiscal year. In the non-life insurance business, net premiums written increased in line with a rise in the number of policies, mainly for automobile insurance. In the banking business, a greater volume of business pushed up interest income, such as interest on loans, contributing to the increase in consolidated ordinary revenues.

Ordinary profit rose, owing mainly to an increase in gains from general account asset management in the life insurance business. The non-life insurance business and banking business also delivered profit increases, contributing to the growth in consolidated ordinary profit.

Consolidated net income also increased year on year.

Today, SFH also announced its financial results forecast for the fiscal year ending March 31, 2008, revising forecast released on October 11, 2007 when the shares of SFH were listed for trading on the First Section of the Tokyo Stock Exchange. Please refer to these releases.

These preliminary interim results are based on information available to SFH's management as of this date, and may differ substantially from actual results expected to be announced on November 16, 2007 for a variety of reasons.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

* The scope of consolidation for SFH's interim consolidated results for the fiscal year ended March 31, 2007 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. The scope of consolidation for SFH's interim consolidated results for the fiscal year ending March 31, 2008 also includes Sony Bank Securities Inc.

On October 25, 2007, Sony Corporation will announce its consolidated financial results for the second quarter ended September 30, 2007. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the October 25, 2007, news release by Sony Corporation.

For inquiries:
Masaaki Konoo or Hiroko Hanakura
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/english

Exhibit 10.

Interim Consolidated Financial Summary
for the Fiscal Year Ending March 31, 2008

November 16, 2007

Company name: Sony Financial Holdings Inc.
(URL: http://www.sonyfh.co.jp/index_en.html/)
Stock exchange listings: Tokyo Stock Exchange (code number: 8729)
Representative: Teruhisa Tokunaka, President and Representative Director
For inquiry: Masaaki Konoo, General Manager – Corporate Communications & Investor Relations Dept.

(discarding fractional amounts of less than 1 million yen)

1. Consolidated financial results for the six months ended September 30, 2007

(1) Operating results

	Ordinary Revenues		Ordinary Profit		Net Income	
	millions of yen	% change	millions of yen	% change	millions of yen	% change
For the six months ended September 30, 2007	404,685	14.1	27,551	54.2	16,710	51.8
For the six months ended September 30, 2006	354,728	-2.2	17,862	-25.8	11,006	-20.7
For the year ended March 31, 2007	759,280	-	18,354	-	10,021	-

	Net Income per Share	Net Income per Share (Fully Diluted)
	yen	yen
For the six months ended September 30, 2007	7,957.33	-
For the six months ended September 30, 2006	5,241.05	-
For the year ended March 31, 2007	4,772.09	-

Note: Equity in earnings of affiliates:
For the six months ended September 30, 2007: ¥ - million
For the six months ended September 30, 2006: ¥ - million
For the year ended March 31, 2007: ¥ - million

(2) Financial condition

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share
	millions of yen	millions of yen	%	yen
As of September 30, 2007	4,650,428	286,030	6.1	134,022.97
As of September 30, 2006	4,019,623	253,372	6.2	118,588.52
As of March 31, 2007	4,323,780	270,179	6.1	126,549.38

Notes: 1. Stockholder's equity:
As of September 30, 2007: ¥281,448 million
As of September 30, 2006: ¥249,035 million
As of March 31, 2007: ¥265,753 million

Stockholder's equity is computed by excluding minority interests from total net assets at the end of fiscal period.

2. Net assets ratio is computed by dividing the amount of total net assets excluding minority interests by total assets at the end of the fiscal period.

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of the fiscal period
	million of yen	million of yen	million of yen	million of yen
For the six months ended September 30, 2007	119,778	(218,733)	(6,500)	168,345
For the six months ended September 30, 2006	85,079	(37)	(6,500)	187,813
For the year ended March 31, 2007	258,171	(87,215)	(6,500)	273,760

2. Dividends

	Dividend per Share		
Fiscal year	Interim dividend	Annual dividend	Total
	yen	yen	yen
For the year ended March 31, 2007	-	3,095.24	3,095.24
For the year ending March 31, 2008	-		3,000.00
For the year ending March 31, 2008(projection)		3,000.00	

3. Projected consolidated financial results for the year ending March 31, 2008

(percentage figures represent changes from the results of the previous fiscal year)

	Ordinary Revenues		Ordinary Profit		Net Income		Net Income per Share
	millions of yen	% change	millions of yen	% change	millions of yen	% change	yen
For the year ending March 31, 2008	809,000	6.5	35,000	90.7	21,000	109.6	9,833.05

4. Other Information

(1) Significant changes in subsidiaries during the fiscal period

Newly consolidated : Sony Bank Securities Inc.

Excluded : None

(Note) Refer to "Status of the Corporate Group", on page 11, for details.

(2) Changes in significant accounting principles, policies and presentation

(a) Changes due to revision of accounting standards : Yes

(b) Changes due to other reason : None

(Note) Refer to "Summary of Significant Accounting Policies", on page 20, for details.

(3) Number of shares outstanding

(a) Number of shares outstanding (including treasury shares)

As of September 30, 2007: 2,100,000 shares

As of September 30, 2006: 2,100,000 shares

As of March 31, 2007: 2,100,000 shares

(b) Number of treasury shares

As of September 30, 2007: - shares

As of September 30, 2006: - shares

As of March 31, 2007: - shares

(Note) Refer to "Per Share Information", on page 24, for number of shares used in calculating net income per share.

I. Operating Performance

1. Analysis of Operating Performance

Ordinary revenues grew 14.1% during the six months ended September 30, 2007 (April 1, 2007 to September 30, 2007) compared with the first half of the prior fiscal year, to ¥404.6 billion, owing to performance increases in all of our businesses: life insurance, non-life insurance and banking.

In the life insurance business, the amount of insurance in force remained robust, boosting income from insurance premiums, while general account investment income also increased, resulting in a 14.3% increase in ordinary revenues compared with the first half of the prior fiscal year, to ¥365.7 billion. In the non-life insurance business, net premiums written increased in line with a steady rise in the number of policies, mainly automobile insurance policies, pushing up ordinary revenues 8.2% compared with the first half of the prior fiscal year, to ¥27.7 billion. In the banking business, higher business volume pushed up interest income, such as interest on loans. Ordinary revenues consequently increased 20.2% compared with the first half of the prior fiscal year, to ¥11.5 billion.

Ordinary expenses increased 12.0% compared with the first half of the prior fiscal year, to ¥377.1 billion, in line with increased expenses in all of our businesses.

In the life insurance business, ordinary expenses grew 12.6% compared with the first half of the prior fiscal year, to ¥341.7 billion, owing to an increase in the provision for policy reserve and others, as well as an increase in insurance claims and other payments, paralleling the increase in the amount of insurance in force. In the non-life insurance business, net losses paid increased in line with an increase in the number of policies in force, causing ordinary expanses to grow 4.1%, to ¥25.7 billion. In the banking business, higher interest expenses pushed up ordinary expenses 11.6% compared with the first half of the prior fiscal year, to ¥10.1 billion.

Ordinary profit increased 54.2% compared with the first half of the prior fiscal year, to ¥27.5 billion, reflecting stronger performance in all of our businesses, as described above. Broken down by business, in the life insurance business ordinary profit was up 47.2% compared with the first half of the prior fiscal year, to ¥24.0 billion; in the non-life insurance business ordinary profit was up 116.0%, to ¥2.0 billion; and in the banking business ordinary profit was up 151.5%, to ¥1.4 billion.

Sony Financial Holdings Inc. ("SFH") posted **extraordinary** losses of ¥1.6 billion, owing mainly to an increase in the provision for reserves for price fluctuation in the life insurance business.

Net income rose 51.8% compared with the first half of the prior fiscal year, to ¥16.7 billion , reflecting the increase in ordinary profit, which was partially offset by the extraordinary losses.

Segment Information by Business

Ordinary Revenues

(Millions of yen)

	For the six months ended September 30, 2006	**For the six months ended September 30, 2007**	Change (%)
Life insurance business	¥319,920	**¥365,732**	+14.3
Non-life insurance business	25,688	**27,792**	+8.2
Banking business	9,641	**11,584**	+20.2
Subtotal	355,250	**405,109**	+14.0
Corporate and eliminations	(521)	**(424)**	–
Consolidated	354,728	**404,685**	+14.1

Ordinary Profit

(Millions of yen)

	For the six months ended September 30, 2006	**For the six months ended September 30, 2007**	Change (%)
Life insurance business	¥16,307	**¥24,010**	+47.2
Non-life insurance business	933	**2,017**	+116.0
Banking business	590	**1,483**	+151.5
Subtotal	17,831	**27,511**	+54.3
Corporate and eliminations	31	**40**	+27.2
Consolidated	17,862	**27,551**	+54.2

(Financial Results Forecast for FY2007)

SFH's financial results forecast for FY2007 (the fiscal year ending March 31, 2008) is as follows. No changes have been made to the consolidated results forecast previously announced on October 25, 2007.

Consolidated

(Billions of yen)

		Ordinary revenues	Ordinary profit	Net income
Full year	Current forecast announcement	¥809.0	¥35.0	¥21.0
	(Reference) Actual financial results for previous term (FY2006)	759.2	18.3	10.0

2. Analysis of Financial Condition

(1) Assets, Liabilities and Net Assets

As of September 30, 2007, **total assets** of ¥4,650.4 billion represented an increase of 15.7% from September 30, 2006 and an increase of 7.6% from March 31, 2007.

The principal reasons for this increase were ¥2,812.7 billion in securities (up 8.9% from September 30, 2006), mostly Japanese government and corporate bonds, ¥795.1 billion in monetary trusts (up 18.9%), ¥420.2 billion in loans (up 23.3%), ¥391.5 billion in call loans and bills bought (up 83.0%) and ¥85.6 billion in tangible fixed assets (up 12.1%).

Total liabilities amounted to ¥4,364.3 billion, up 15.9% from September 30, 2006 and up 7.7% from March 31, 2007. One of the largest components of liabilities, policy reserve and others, increased 12.5% from the end of the previous fiscal year, to ¥3,326.7 billion.

Total net assets amounted to ¥286.0 billion, up 12.9% from September 30, 2006 and up 5.9% from March 31, 2007. Of this amount, net unrealized gains on other securities, net of taxes, increased 20.8% from September 30, 2006, to ¥130.1 billion.

(2) Cash Flows

Net cash provided by operating activities was ¥119.7 billion, up ¥34.6 billion compared with the first half of the prior fiscal year, despite a net increase in call loans and bills bought, owing mainly to a net increase in call money and bills sold and a net increase in deposits.

Net cash used in investing activities was up ¥218.6 billion compared with the first half of the prior fiscal year, to ¥218.7 billion, owing mainly to an increase in payments for purchases of securities.

Net cash used in financing activities was ¥6.5 billion as a result of cash dividends paid, remaining flat compared with the first half of the prior fiscal year.

As a result of the above factors, cash and cash equivalents at September 30, 2007, were ¥168.3 billion, down ¥105.4 billion from March 31, 2007.

(3) Net Assets Ratio and Net Assets Ratio Based on Market Value

	As of September 30, 2006	As of September 30, 2007
Net assets ratio	6.2%	**6.1%**
Net assets ratio based on market value	—	—

Notes: 1. Net assets ratio: stockholder's equity/total assets x 100
2. Net assets ratio based on market value: total market capitalization/total assets x 100

3. Basic Policy on Returns to Stockholders and Dividends for FY2007

SFH considers the steady increase of returns to its stockholders, as well as an increasing return on equity, among its most important management tasks.

SFH's basic policy on returning profits to its stockholders is to promote stable dividends while maintaining the high level of financial soundness necessary to acquire and maintain customers' trust while securing sufficient retained earnings to enter into and develop businesses in the future.

Although we do not plan to pay an interim dividend for FY2007, in keeping with the basic policy outlined above we expect to pay an annual dividend of ¥3,000 per share.

4. Information Concerning Significant Subsidiaries

Below, we describe the operating performance for the six months ended September 30, 2007 (April 1, 2007 to September 30, 2007) of SFH' significant subsidiaries: Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank). Sony Life, Sony Assurance and Sony Bank each separately announce their own results; please refer to the individual companies' websites for more detailed information.

■ Sony Life (Non-Consolidated)

On a non-consolidated basis, Sony Life posted a 14.4% increase in ordinary revenues compared with the first half of the prior fiscal year, to ¥365.6 billion, as the amount of insurance in force remained robust, boosting income from insurance premiums, while general account investment income also increased. Ordinary profit increased 48.5% compared with the first half of the prior fiscal year, to ¥24.0 billion, and net income grew 30.8%, to ¥13.0 billion. Core profit amounted to ¥13.9 billion.

Income from insurance premiums grew 9.7% compared with the first half of the prior fiscal year, to ¥318.5 billion, as the amount of insurance in force increased. Compared with the first half of the prior fiscal year, investment income increased 55.8%, to ¥44.7 billion, and investment expenses rose 349.4%, to ¥9.0 billion. Consequently, net investment income grew 33.7%, to ¥35.7 billion. Insurance claims and other payments increased 15.5% compared with the first half of the prior fiscal year, to ¥117.4 billion. Operating expenses rose 9.0%, to ¥45.6 billion.

Policy amount in force, which is the total policy amount in force for individual life insurance and individual annuities, grew steadily during the term. Policy amount in force was up 4.1% from September 30, 2006, to ¥30,878.7 billion. The lapse and surrender rate was up 0.20 percentage points compared with the first half of the prior fiscal year, to 3.01%. Annualized premiums from insurance in force rose 5.9% from September 30, 2006, to ¥517.4 billion. Of this amount, the amount attributable to third-sector products rose 5.8%, to ¥120.5 billion.

New insurance sales, which is the total policy amount for new sales of individual life insurance and individual annuities, rose 11.0% compared with the first half of the prior fiscal year, to ¥1,879.3 billion, primarily due to strong sales of death protection products. Annualized premiums from new insurance sales fell 1.0% compared with the first half of the prior fiscal year, to ¥31.2 billion. For third-sector products, annualized premiums from new insurance sales fell 4.2%, to ¥6.5 billion.

Net unrealized gains on securities rose 20.2% from September 30, 2006, to ¥206.4 billion.

(1) Principal Income and Expense Items

(Millions of yen)

	For the six months ended September 30, 2006	**For the six months ended September 30, 2007**	Change in amount (%) or change in percentage (pt)
Ordinary revenues	¥ 319,716	**¥ 365,658**	+14.4
Ordinary profit	16,210	**24,069**	+48.5
Core profit	13,358	**13,962**	+4.5
Net income	9,998	**13,073**	+30.8
Income from insurance premiums	290,258	**318,541**	+9.7
Investment income	28,723	**44,742**	+55.8
Insurance claims and other payments	101,713	**117,476**	+15.5
Investment expenses	2,010	**9,036**	+349.4
Operating expenses	41,899	**45,679**	+9.0
Lapse and surrender rate (%) (Note)	2.81	**3.01**	+0.20 pt

Note: The lapse and surrender rate is calculated without offsetting policies that are reinstated.

	As of September 30, 2006	**As of September 30, 2007**	As of March 31, 2007
Total assets	¥ 3,204,385	**¥ 3,607,135**	¥ 3,445,970
Solvency margin ratio (%)	1,582.8	**1,870.0**	1,852.0
Net unrealized gains on securities	171,756	**206,474**	198,259

(2) Insurance in Force

Policy Amount Basis

(Billions of yen)

	As of September 30, 2006	As of September 30, 2007	Change (%)	As of March 31, 2007
Individual insurance	¥29,487.0	¥30,643.7	+3.9	¥30,038.1
Individual annuity	187.2	235.0	+25.5	206.3
Total	29,674.3	30,878.7	+4.1	30,244.4

Note: Total policy amount in force is equal to the sum of (a) the funds to be held at the time annuity payments are to commence for policies for which annuity payments have not yet commenced and (b) the amount of policy reserve for policies for which payments have commenced.

Number of Policies Basis

(Thousands of policies)

	As of September 30, 2006	As of September 30, 2007	Change (%)	As of March 31, 2007
Individual insurance	3,959	4,247	+7.3	4,109
Individual annuity	32	40	+26.9	35
Total	3,991	4,288	+7.4	4,145

(3) New Insurance Sales

Policy Amount Basis

(Billions of yen)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Change (%)
Individual insurance	¥1,679.9	¥1,849.3	+10.1
Individual annuity	13.6	29.9	+119.0
Total	1,693.6	1,879.3	+11.0

Note. Amounts for individual annuity products indicate the funds to be held at the time annuity payments are to commence.

Number of Policies Basis

(Thousands of policies)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Change (%)
Individual insurance	248	250	+0.8
Individual annuity products	2	5	+106.4
Total	250	255	+1.9

(4) Annualized Premiums

Insurance in Force

(Millions of yen)

	As of September 30, 2006	As of September 30, 2007	Change (%)	As of March 31, 2007
Individual insurance	¥482,231	¥509,465	+5.6	¥497,570
Individual annuity	6,958	8,024	+21.6	7,121
Total	488,830	517,490	+5.9	504,691
Of which, medical protection, living benefit protection, etc.	113,961	120,530	+5.8	117,466

New Insurance Sales

(Millions of yen)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Change (%)
Individual insurance	¥30,965	¥30,067	(2.9)
Individual annuity	577	1,158	+100.5
Total	31,543	31,225	(1.0)
Of which, medical protection, living benefit protection, etc.	6,883	6,593	(4.2)

Notes:

1. Annualized premiums refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)
2. Medical protection and living benefit protection products include products with medical protection benefits (hospitalization benefits, surgical procedure benefits, etc.) and products with living benefit protection (benefits for specific illnesses, nursing care benefits, etc.).

■ Sony Assurance

Sony Assurance posted an 8.2% increase in ordinary revenues compared with the first half of the prior fiscal year, to ¥27.7 billion, primarily due to favorable performance in its mainstay automobile insurance, which raised net premiums written. As a result of the increase in ordinary revenues, together with an improved net expense ratio and a net loss ratio that remained on a par with the prior fiscal year, ordinary profit rose 116.0% compared with the first half of the prior fiscal year, to ¥2.0 billion. Net income rose 161.8% compared with the first half of the prior fiscal year, to ¥1.9 billion.

In terms of insurance underwriting, direct premiums written grew 8.6% compared with the first half of the prior fiscal year, to ¥27.3 billion, in line with a rise in the number of automobile insurance policies. Net premiums written grew 8.1% compared with the first half of the prior fiscal year, to ¥27.4 billion. In tandem with the increase in number of policies, net losses paid increased 7.6%, to ¥12.4 billion. As a result, the net loss ratio improved 0.1 percentage point compared with the first half of the prior fiscal year, to 51.1%. The net expense ratio improved 0.6 percentage points, to 25.3%, owing to ongoing increases in operating efficiency. Also, provision for underwriting reserve decreased ¥0.5 billion compared with the first half of the prior fiscal year, due to a revision in the method of calculating this reserve for SURE medical and cancer insurance. Consequently, underwriting profits amounted to ¥1.7 billion, and the combined ratio (the sum of the net loss ratio and the net expense ratio) improved 0.7 percentage points compared with the first half of the prior fiscal year, to 76.4%.

(1) Principal Income and Expense Items

(Millions of yen)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Change in amount (%) or change in percentage (pt)
Ordinary revenues	¥25,688	¥27,792	+8.2
Ordinary profit	933	2,017	+116.0
Net income	747	1,956	+161.8
Net loss ratio (%)	51.2	51.1	(0.1) pt
Net expense ratio (%)	25.9	25.3	(0.6) pt
Underwriting profits	677	1,745	+157.8

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Total assets,	¥61,298	¥73,498	¥67,468
Solvency margin ratio (%)	971.9	1,067.7	1,009.7

(2) Direct Premiums Written

(Millions of yen)

Type of policy	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Change (%)
Fire	¥ 49	¥ 132	+169.1
Marine	—	—	—
Personal accident	2,809	3,116	+10.9
Voluntary automobile	22,302	24,070	+7.9
Compulsory automobile liability	—	—	—
Total	25,161	27,319	+8.6

(3) Net Premiums Written

(Millions of yen)

Type of policy	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Change (%)
Fire	¥ 4	¥ 7	+86.7
Marine	21	22	+4.5
Personal accident	2,876	3,183	+10.7
Voluntary automobile	22,220	23,966	+7.9
Compulsory automobile liability	272	284	+4.4
Total	25,394	27,464	+8.1

(4) Net Losses Paid

(Millions of yen)

Type of policy	For the six months ended September 30, 2006	For the six months ended September 30, 2007	Change (%)
Fire	¥ 0	¥ 0	+763.2
Marine	16	10	(34.0)
Personal accident	443	568	+28.3
Voluntary automobile	10,946	11,681	+6.7
Compulsory automobile liability	193	217	+12.5
Total	11,599	12,478	+7.6

■ Sony Bank (Non-Consolidated)

Sony Bank's ordinary revenues increased 20.1% compared with the first half of the prior fiscal year, to ¥11.5 billion, as a higher balance of mortgage loans resulted in increased interest on loans, leading to higher interest income. Owing to the rise in gross operating profit, ordinary profit increased 167.6% compared with the first half of the prior fiscal year, to ¥1.5 billion. As a result of the above factors and an increase in deferred income taxes, Sony Bank's net income increased substantially, to ¥2.0 billion.

Boosted by such factors as higher net interest income, gross operating profit grew 21.5% compared with the first half of the prior fiscal year, to ¥5.4 billion. Breaking down gross operating profit, net interest income increased 23.6%, to ¥2.4 billion, as a result of a larger balance of invested assets through the expansion of operations. Net fees and commissions grew 143.6%, to ¥0.3 billion, as a larger investment trust balance pushed up fees and commissions received. Net other income increased 13.2%, to ¥2.6 billion, as market investment profit improved.

As of September 30, 2007, the balance of customer assets (the sum of total deposits and total investment trusts) exceeded ¥1 trillion, largely due to an increase in the balance of yen time deposits. The balance amounted to ¥1,006.0 billion, up ¥157.1 billion, or 18.5%, from March 31, 2007. Total yen and foreign currency deposits grew ¥136.0 billion, or 18.1% compared to March 31, 2007, to ¥888.4 billion. As of September 30, 2007, investment trusts were up ¥21.0 billion compared with March 31, 2007, or 21.8%, to ¥117.6 billion, and loans were up ¥34.4 billion, or 12.1%, to ¥319.1 billion.

On September 30, 2007, total deposit accounts numbered 532 thousand, up 74 thousand from September 30, 2006 and up 41 thousand from March 31, 2007. As of September 30, 2007, the bank's capital adequacy ratio, based on domestic criteria, was 10.94%.

(1) Principal Income and Expense Items

(Millions of yen)

	For the six months ended September 30, 2006	**For the six months ended September 30, 2007**	Change (%)
Ordinary revenues	¥9,641	**¥11,581**	+20.1
Ordinary profit	590	**1,579**	+167.6
Net income	169	**2,045**	+1,109.7
Gross operating profit	4,506	**5,474**	+21.5
Net interest income	2,014	**2,489**	+23.6
Net fees and commissions	125	**306**	+143.6
Net other operating income	2,366	**2,677**	+13.2
General and administrative expenses	3,878	**3,875**	(0.1)
Net operating profit	616	**1,587**	+157.4

	As of September 30, 2006	**As of September 30, 2007**	As of March 31, 2007
Total assets	¥751,018	**¥966,117**	¥806,848
Capital adequacy ratio (domestic criteria) (%)	10.52	**10.94**	11.49

Note: Capital adequacy ratios as of March 31, 2007 and September 30, 2007 were calculated based on the standard stipulated in the Financial Services Agency Public Announcement No. 19 of 2006. The capital adequacy ratio as of September 30, 2006 was calculated based on the standard stipulated in the former public announcement.

(2) Customer Assets (Total of Deposits and Investment Trusts) and Number of Accounts

(Billions of yen)

	As of September 30, 2006	**As of September 30, 2007**	Year-on-year change (%)	As of March 31, 2007	Change from March 31, 2007 (%)
Deposits	¥682.7	**¥888.4**	+30.1	¥752.3	+18.1
Yen deposits	540.6	**708.8**	+31.1	604.4	+17.3
Foreign currency deposits	142.0	**179.6**	+26.4	147.8	+21.5
Investment trusts	80.0	**117.6**	+47.0	96.5	+21.8
Customer assets	762.7	**1,006.0**	+31.9	848.8	+18.5
Number of accounts (thousands)	458	**532**	+16.1	491	+8.4

(3) Loans

(Billions of yen)

	As of September 30, 2006	**As of September 30, 2007**	Change from September 30, 2006 (%)	As of March 31, 2007	Change from March 31, 2007 (%)
Mortgage loans	¥243.3	**¥311.4**	+28.0	¥278.0	+12.0
Other	5.8	**7.6**	+31.5	6.6	+14.2
Total	249.1	**319.1**	+28.1	284.7	+12.1

II. Status of the Corporate Group

On April 1, 2004, SFH was established as a financial holding company (an insurance holding company and a bank holding company) through a corporate separation from Sony Corporation.

As of September 30, 2007, the SFH Group includes as direct subsidiaries Sony Life, Sony Assurance and Sony Bank, and as indirect subsidiaries Sony Life Insurance (Philippines) Corporation, a subsidiary of Sony Life, and Sony Bank Securities Inc., a subsidiary of Sony Bank.

SFH was a wholly owned subsidiary of Sony Corporation as of September 30, 2007. Following the listing of SFH' shares on the First Section of the Tokyo Stock Exchange on October 11, 2007, Sony Corporation held 60% of the shares of SFH as of this announcement (November 16, 2007).

The following is an overview of the operations of the SFH Group:

- Sony Financial Holdings Inc. (oversees the operations of its subsidiaries and undertakes related duties)

Directly Held and Indirectly Held Subsidiaries

< Life insurance business>
- Sony Life Insurance Co., Ltd. (Wholly owned by SFH)
- Sony Life Insurance (Philippines) Corporation (Wholly owned by Sony Life)

< Non-life insurance business>
- Sony Assurance Inc. (Wholly owned by SFH)

< Banking business>
- Sony Bank Inc. (88% owned by SFH)
- Sony Bank Securities Inc. (Wholly owned by Sony Bank)

[Organizational chart] (As of September 30, 2007)


Sony Corporation
O Consolidated subsidiary
Sony Financial Holdings Inc.
<Life insurance business>
O Sony Life Insurance Co., Ltd.
<Non-life insurance business>
O Sony Assurance Inc.
<Banking business>
O Sony Bank Inc.
O Sony Life (Philippines) Corporation
AEGON Sony Life Planning Co., Ltd.
O Sony Bank Securities Inc.
Tradename and trademark license
Sales and referrals of the other's products
Management control fee
Shareholding

Note: In August 2007, AEGON Sony Life Planning Co., Ltd. was established as an affiliate of Sony Life. AEGON Sony Life Planning Co., Ltd. is not included as an equity-method affiliate in the scope of consolidation in the FY2007 interim financial period.

III. Management Policies

1. Company's Basic Management Policies

Basic Management Policies

The SFH Group positions its corporate vision and philosophy as the basic policy for setting management strategy and expediting management decision-making. The Group's corporate vision and philosophies are described below.

a. Corporate Vision

The SFH Group aims to integrate the diverse functions that are inherent to financial services, offer high-value-added products and quality services that meet individual customers' economic needs, and become one of Japan's most trusted financial services groups.

b. Corporate Philosophy

(Customer-Oriented)

We consider each customer's input carefully and provide services to their satisfaction, striving to help them lead lives that are abundant and trouble-free.

(Contributing to Society)

We understand that financial services businesses have a certain public nature. As we pursue our vision, we contribute to society by maintaining high ethical standards and levels of responsibility. We also fulfill our other obligations as a member of society and a good corporate citizen.

(Pursuing Originality)

We always generate ideas from the fundamentals, and pursue originality and innovation while remaining unfettered by convention.

(Corporate Culture with a Spirit of Freedom and Open-Mindedness)

Our ideal for the financial services business recognizes the importance of each employee's contribution. Our corporate culture features a spirit of freedom and open-mindedness and takes full advantage of individuality and ability.

2. Key Management Benchmarks

The SFH Group aims to raise its corporate value by providing optimal products and services that integrate the diverse functions inherent to such financial services as savings, investment, borrowing and protection. The Group has designated consolidated ordinary revenues, consolidated ordinary profit, consolidated net income and adjusted ROE as specific indicators of success in achieving its objective of maintaining soundness as a financial institution. Adjusted ROE is calculated as follows.

■ Adjusted ROE = adjusted profit ÷ adjusted capital

・Adjusted profit is calculated as the sum of the following:
1) Life insurance business: The amount of increase in Sony Life's embedded value (adjusted net worth plus value of in force business) during the fiscal year plus dividends paid by Sony Life with respect to that fiscal year;
2) Non-life insurance business: The net income of Sony Assurance plus its provision for special catastrophe reserve and its provision for reserve for price fluctuations, in each case after taxes; and
3) Banking Business: Net income of Sony Bank.

・Adjusted capital is calculated as the sum of the following:
1) Life insurance business: The embedded value of Sony Life as of the beginning of the fiscal year less dividends paid by Sony Life with respect to that fiscal year plus the embedded value of Sony Life as of the end of the fiscal year, divided by two;
2) Non-life insurance business: The net assets of Sony Assurance as of the beginning of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, plus the net assets of Sony Assurance as of the end of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, divided by two; and
3) Banking business: The net assets of Sony Bank as of the beginning of the fiscal year plus the net assets of Sony Bank as of the end of the fiscal year, divided by two.

Adjusted profit and adjusted capital take into consideration dividends from the group subsidiaries and other special factors.

3. Medium- to Long-Term Management Strategies

The SFH Group aims to maximize the corporate value of the Group over the medium to long term by implementing the management strategies outlined below.

(a) Sustainable and Stable Growth of Group Companies

Sony Life: Sony Life provides detailed tailored consulting and follow-up services through life insurance professionals—Lifeplanner (sales employees) and Partner (independent agencies)—who have broad-ranging expertise and extensive experience in such areas as economics, finance and taxation. Sony Life strives to strengthen its capabilities and hone its competitive edge in the individual life insurance market by providing "LIFEPLANNER VALUE" that goes beyond the traditional boundaries of life insurance in a way that only Sony Life can.

Sony Assurance: Drawing on the strengths of its position as a direct insurance provider that communicates with customers primarily via the telephone and the Internet, Sony Assurance strives to interact directly with each of its customers. By reflecting customer opinions and needs in its products and services, the company is strengthening its base of operations through focused activity and by offering reasonably priced insurance premiums.

Sony Bank: Sony Bank is an Internet bank focused on the needs of individual customers. By maximizing information technologies, the bank works to provide fair and highly convenient financial products and services. By ensuring its trustworthiness in such ways, the bank is working to expand its operations further.

(b) Fostering Synergy among Group Companies

In addition to the growth of each company within the Group, we seek to enhance synergies among the companies of the SFH Group. Such efforts include the joint offering of products and services, the sharing of distribution channels and infrastructure and other forms of collaboration. By increasing intra-group synergies, SFH aims to offer customers attractive and high-value-added products and services that are unmatched by conventional financial institutions.

(c) Expanding into New Business Fields, Outside the Existing Framework

Through the growth of Group companies and increased synergies within the Group, we aim to move beyond the existing framework of the SFH Group. We are examining active advancements into new business fields that will raise our corporate value even further.

4. Tasks Ahead for the Company

In addition to changes in the macroeconomic environment, such as a society characterized by a declining population, competition in the life insurance industry is becoming more stringent owing to several factors: the liberalization of additional policy premiums, the market entry of Japan Post Insurance Co., Ltd., following the October 2007 privatization of Japan Post, and the expected December 2007 lifting of the ban on bank sales of insurance products. Amid such changes, the function of life insurance is increasingly shifting from lifestyle protection in response to crisis events in the life of the insured to the protection of the insured's lifestyle security and peace of mind. As the phrase "from life insurance to living standard insurance" suggests, in the future we expect life insurance to evolve from being a product that provides economic protection to an all-around lifestyle service vehicle that includes financial service and lifestyle support service components. Sony Life has positioned the major markets of both death protection and endowment insurance as key areas, from which it should maintain a firm base of operations. For example, by providing health and preventive healthcare services, comprehensive financial services, aging lifestyle and other services, the company will address the major management task of helping customers maintain their peace of mind as they pass through life's milestones.

In the non-life insurance industry, such factors as a declining birthrate and an aging population are not expected to have any positive impact on the size of the market for individual non-life insurance. However, such factors as the increasing prevalence of broadband access, the complete lifting of bans on the sale of insurance at bank branches, the market entry of Japan Post Network Co., Ltd. and a growing number of insurance sales stores are creating changes within the industry and diversifying distribution channels. These changes are expected to lead to more fierce competition among these channels. Sony Assurance seeks to sustain high levels of customer satisfaction by providing customers with higher quality products and services. While maintaining its leadership position in the Japanese market for the direct marketing of automobile insurance, Sony Assurance recognizes the importance of responding to these changes in its operating environment.

In the Group's life insurance and non-life insurance businesses, Sony Life and Sony Assurance are applying their full

energies to recover customer trust and prevent the recurrence of incidents that came to light involving their inadvertent underpayment and nonpayment of insurance and other claims, insufficient guidance for making payment claims, and incorrect charging for premium payments.

Recent banking industry deregulation measures include a lifting of the ban on banks offering securities products and the complete lifting of bans on the bank sale of insurance products. This deregulation has extended the range of possibilities within the financial service domain. Other factors leading to major changes in the management environment include the privatization of Japan Post, the consolidation of major banks and the recent entry into the banking business of retailers, internet companies, foreign financial institutions and other entities. These changes highlight the need for banking services that focus on individuals and offer high-quality products and services. As Sony Bank provides fair and highly convenient products and services to individual customers over the Internet, with a focus on retail asset management, we recognize business expansion while maintaining high levels of customer satisfaction as a major management task for Sony Bank.

As a Group that consists of operating companies with different distribution channels, each focused on individual customers, we recognize that financial industry deregulation presents opportunities to enhance product sales synergies among Group companies. Already, Sony Life's Lifeplanner sales employees sell Sony Assurance's automobile insurance and refer their customers to Sony Bank's mortgage loans. In the future, we will forge stronger alliances among businesses, as we recognize the importance of raising corporate value by enhancing the efficiency of identifying new customers and cross-selling. Furthermore, we recognize the need to diversify revenue sources, as well as expand overall revenues, by developing reasonably priced and convenient new products and services for individuals.

IV. Interim Consolidated Financial Statlements

1. Consolidated Balance Sheets

(Yen in millions)

	As of September 30, 2006	As of September 30, 2007	As of March 31, 2007
Assets:			
Cash and due from banks	60,453	44,075	40,996
Call loans and bills bought	213,981	391,537	332,459
Monetary trusts	668,599	795,109	718,492
Securities	2,582,798	2,812,707	2,649,768
Loans	340,740	420,229	381,522
Tangible fixed assets	76,413	85,657	88,574
Intangible fixed assets	7,192	10,761	8,593
Due from agencies	-	0	0
Due from reinsurers	128	392	496
Foreign exchanges	2,309	2,565	4,156
Other assets	64,155	82,683	95,351
Deferred tax assets	3,098	4,972	3,599
Reserve for possible loan losses	(247)	(266)	(230)
Total assets	4,019,623	4,650,428	4,323,780
Liabilities:			
Reserve for outstanding claims	29,968	30,162	29,920
Policy reserve	2,926,038	3,293,393	3,125,118
Reserve for policyholders' dividends	1,970	3,186	2,597
Due to agencies	1,148	1,234	1,415
Due to reinsurers	607	662	934
Deposits	682,717	888,442	752,366
Call money and bills sold	23,000	24,000	10,000
Foreign exchanges	6	10	0
Other liabilities	44,338	64,243	75,367
Reserve for employees' bonuses	1,698	1,866	1,906
Reserve for employees' retirement benefits	11,139	11,144	11,212
Reserve for directors' retirement benefits	178	214	241
Reserve for price fluctuations	19,906	22,449	20,908
Deferred tax liabilities	22,825	22,677	20,904
Deferred tax liabilities on land revaluation	706	706	706
Total liabilities	3,766,250	4,364,397	4,053,601
Net assets:			
Common stock	5,500	5,500	5,500
Capital surplus	180,877	180,877	180,877
Retained deficits	(43,188)	(33,962)	(44,173)
Total shareholder's equity	143,188	152,414	142,203
Net unrealized gains on other securities, net of taxes	107,743	130,169	125,043
Net deferred losses on hedging instruments, net of taxes	(456)	(360)	(408)
Land revaluation, net of taxes	(1,475)	(1,475)	(1,475)
Foreign currency translation adjustments	36	700	390
Total valuation and translation adjustments	105,847	129,034	123,549
Minority interests	4,336	4,582	4,425
Total net assets	253,372	286,030	270,179
Total liabilities and net assets	4,019,623	4,650,428	4,323,780

2. Consolidated Statements of Income

(Yen in millions)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007	For the year ended March 31, 2007
Ordinary revenues	354,728	404,685	759,280
Ordinary revenues from the life insurance business:			
Income from insurance premiums	290,003	318,426	605,051
Investment income	28,900	44,778	78,928
Other ordinary income	522	2,140	4,874
Ordinary revenues from the non-life insurance business:			
Underwriting income	25,406	27,479	50,495
Investment income	238	286	464
Other ordinary income	25	11	27
Ordinary revenues from the banking business:			
Interest income	5,991	7,447	12,763
Fees and commissions	657	949	1,587
Other operating income	2,979	3,157	5,065
Other ordinary income	4	6	21
Ordinary expenses	336,865	377,133	740,926
Ordinary expenses from the life insurance business:			
Insurance claims and other payments	101,716	117,482	219,352
Provision for policy reserve and others	153,314	164,683	349,666
Investment expenses	2,011	9,036	8,231
Operating expenses	41,865	45,660	87,270
Other ordinary expenses	4,625	4,775	10,300
Ordinary expenses from the non-life insurance business:			
Underwriting expenses	18,463	19,079	36,166
Investment losses	3	3	3
Operating, general and administrative expenses	6,110	6,482	12,392
Other ordinary expenses	3	12	48
Ordinary expenses from the banking business:			
Interest expenses	3,976	4,954	8,174
Fees and commissions	242	486	445
Other operating expenses	612	479	1,149
General and administrative expenses	3,876	3,927	7,665
Other ordinary expenses	42	70	58
Ordinary profit	17,862	27,551	18,354
Extraordinary gains	241	1	334
Extraordinary losses	17	1,689	1,146
Provision for reserve for policyholders' dividends	627	966	2,057
Income before income taxes	17,459	24,896	15,485
Income taxes - Current	9,175	10,835	20,270
- Deferred	(2,742)	(2,883)	(14,929)
Minority interests	(20)	(233)	(123)
Net income	11,006	16,710	10,021

3. Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2006 (Yen in millions)

	Shareholder's equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholder's equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	11,006	-	11,006
Net changes other than shareholder's equity	-	-	-	-	-
Total changes during the period	-	-	4,506	-	4,506
Balance as of September 30, 2006	5,500	180,877	(43,188)	-	143,188

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	11,006
Net changes other than shareholder's equity	(17,976)	(456)	-	(77)	(18,511)	171	(18,339)
Total changes during the period	(17,976)	(456)	-	(77)	(18,511)	171	(13,833)
Balance as of September 30, 2006	107,743	(456)	(1,475)	36	105,847	4,336	253,372

For the six months ended September 30, 2007 (Yen in millions)

	Shareholder's equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholder's equity
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	16,710	-	16,710
Net changes other than shareholder's equity	-	-	-	-	-
Total changes during the period	-	-	10,210	-	10,210
Balance as of September 30, 2007	5,500	180,877	(33,962)	-	152,414

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	16,710
Net changes other than shareholder's equity	5,125	48	-	310	5,484	157	5,641
Total changes during the period	5,125	48	-	310	5,484	157	15,851
Balance as of September 30, 2007	130,169	(360)	(1,475)	700	129,034	4,582	286,030

For the year ended March 31, 2007 (Yen in millions)

	Shareholder's equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholder's equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	10,021	-	10,021
Net changes other than shareholder's equity	-	-	-	-	-
Total changes during the period	-	-	3,521	-	3,521
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	10,021
Net changes other than shareholder's equity	(676)	(408)	-	276	(808)	259	(548)
Total changes during the period	(676)	(408)	-	276	(808)	259	2,972
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179

4. Consolidated Statements of Cash Flows

(Yen in millions)

	For the six months ended September 30, 2006	For the six months ended September 30, 2007	For the year ended March 31, 2006
Cash flows from operating activities:			
Income before income taxes	17,459	24,896	15,485
Depreciation and amortization	1,626	2,726	4,683
Impairment losses	0	125	0
Increase in policy reserve and others	159,094	169,476	359,544
Interest income and dividends	(21,788)	(30,729)	(47,714)
Gains on securities	(8,503)	(10,384)	(31,972)
Interest expenses	3,979	4,963	8,182
Net (increase) decrease in loans	(9,675)	(34,415)	(45,245)
Net increase (decrease) in deposits	82,904	136,145	152,587
Net (increase) decrease in call loans and bills bought	(69,306)	(168,578)	(82,885)
Net increase (decrease) in call money and bills sold	(87,700)	14,000	(100,700)
Others, net	9,835	(7,762)	(1,653)
Subtotal	77,923	100,464	230,312
Interest and dividends received	24,676	31,319	52,737
Interest paid	(3,479)	(4,364)	(7,105)
Policyholders' dividends paid	(243)	(384)	(1,048)
Income taxes paid	(13,797)	(7,257)	(16,724)
Net cash provided by operating activities	85,079	119,778	258,171
Cash flows from investing activities:			
Investments in monetary trusts	(63,871)	(66,577)	(127,015)
Proceeds from sale of monetary trusts	41,700	-	61,700
Purchases of securities	(345,580)	(574,990)	(659,994)
Proceeds from sale and redemption of securities	375,381	438,839	661,927
Investments in loans	(21,032)	(20,120)	(49,602)
Collections of loans	16,150	15,528	40,002
Others, net	(300)	(3,286)	(500)
Subtotal	2,447	(210,607)	(73,482)
Purchases of tangible fixed assets	(930)	(4,350)	(10,148)
Proceeds from sale of tangible fixed assets	-	0	1
Purchases of intangible fixed assets	(1,554)	(3,776)	(3,586)
Net cash used in investing activities	(37)	(218,733)	(87,215)
Cash flows from financing activities:			
Cash dividends paid	(6,500)	(6,500)	(6,500)
Net cash used in financing activities	(6,500)	(6,500)	(6,500)
Effect of exchange rate changes on cash and cash equivalents	8	41	41
Net increase (decrease) in cash and cash equivalents	78,550	(105,414)	164,496
Cash and cash equivalents at beginning of the fiscal period	109,263	273,760	109,263
Cash and cash equivalents at end of the fiscal period	187,813	168,345	273,760

Note:
Cash flows from investing activities include cash flows from lending operations of the insurance business.

5. Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Principles of Consolidation -

(1) Scope of consolidation

Number of consolidated subsidiaries: 5

Consolidated subsidiaries: Sony Life Insurance Co., Ltd., Sony Life Insurance (Philippines) Corporation, Sony Assurance Inc., Sony Bank Inc., Sony Bank Securities Inc.

(2) Application of the equity method

Unconsolidated subsidiaries and affiliates accounted for by the equity method: Not applicable

Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method:

AEGON Sony Life Planning Co., Ltd. is excluded from the scope of equity method because its net income and retained earnings are so immaterial that excluding it from the scope of equity method does not hinder a rational judgment of SFH's financial position and results of operations.

(3) Fiscal year-end of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year-end of December 31. Appropriate adjustments are made for material transactions between June 30 and September 30, the date of the consolidated financial statements of SFH. All other subsidiaries prepare their respective financial statements as of September 30, the same date as the consolidated financial statements of SFH.

(4) Valuation of assets and liabilities of consolidated subsidiaries

Certain assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

Securities -

Securities are stated in the following manner: Securities held for trading purposes ("trading securities") are stated at fair value with unrealized gains and losses charged to income. The cost of such securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Investment in affiliates that are not accounted for by the equity method are stated at acquisition cost calculated using the moving-average method. Other securities designated as available-for-sale securities whose fair value is readily determinable are stated at fair value in the consolidated balance sheets based on market prices prevailing at each balance sheet date, with unrealized gains (losses), net of income taxes, included in net assets and acquisition costs calculated using the moving-average method. Other securities designated as available-for-sale securities whose fair value is not readily determinable are stated at amortized cost (straight-line method) or at acquisition cost based on the moving-average method.

Derivative financial instruments -

Derivative financial instruments are stated at fair value, with changes in fair value included in income for the period in which they arise, except for derivatives that are designated by SFH and its domestic subsidiaries (the "Companies") as "hedging instruments".

Hedge accounting -

SFH's banking subsidiary applies either deferred hedge accounting or fair value hedge accounting to account for transactions it enters into to hedge interest rate risks on financial assets and liabilities. SFH's banking subsidiary uses interest rate swaps to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items that are grouped based on their maturity, in accordance with "Accounting and Auditing Treatments on Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

Tangible fixed assets -

All tangible fixed assets, including real estate for lease, are initially recorded at cost. Subsequent expenses related to asset improvements are capitalized or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Companies and the cost of the item can be measured reliably. All other repairs and maintenance charges are charged to income when incurred.

Depreciation is generally computed by the straight-line method for buildings and by the declining-balance method for other property and equipment over the estimated useful lives of the assets, as follows:

Buildings	4 to 43 years
Other property and equipment	2 to 20 years

In accordance with revisions to the Japanese corporation tax law, the depreciation method for tangible fixed assets has been changed. Starting from April 1, 2007, tangible fixed assets acquired on and after April 1, 2007 are depreciated fully to their memorandum values, or ¥1. This change has had only a minor impact on SFH's results of operations.

In accordance with the revised Japanese corporation tax law, depreciation of the remaining book value of tangible fixed assets acquired on and before March 31, 2007 and depreciated up to the depreciable amount is computed using the straight-line method over a period of 5 years. This change has had only a minor impact on SFH's results of operations.

Software for internal use -
Software for internal use is amortized using the straight-line method mainly over 5 years, its estimated useful life.

Reserve for possible loan losses -
The reserve for possible loan losses is calculated by the Companies in accordance with self-assessment guidelines and write-off and reserve guidelines established at each subsidiary. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over certain periods. Each loan is subject to asset assessment by the operational department of the relevant company in accordance with its self-assessment guidelines, and the results of the assessment are reviewed by the respective internal audit departments, which are independent from the operational departments, before the amount of reserve is finalized.

Reserve for employees' bonuses -
The reserve for employees' bonuses is provided for the estimated amount of bonuses the Companies are required to pay for services provided during the current fiscal year.

Reserve for employees' retirement benefits -
The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end. Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at incurrence. Unrecognized net actuarial gain (loss) is amortized using the straight-line method over 7 to 10 years within the employees' average remaining service period, commencing from the fiscal year immediately following incurrence. Unrecognized net obligation at transition is amortized using the straight-line method over 15 years.

Reserve for directors' retirement benefits -
The reserve for directors' and statutory auditors' retirement benefits is provided based on the internal regulations of SFH and its domestic subsidiaries and calculated at the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year-end.

Policy reserve -
Pursuant to the Insurance Business Law, SFH's domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The policy reserve is established by the net level premium method, which assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is a portion of the premium covering insurance underwriting risk, which is estimated based on factors such as mortality rates, investment yield, surrender rates and other factors. The net level premium reserve for individual insurance contracts underwritten from fiscal year 1996 is calculated using mortality and interest rates set by the Financial Services Agency as standard policy reserve. Additionally, the net level premium reserve for individual insurance contracts underwritten before fiscal year 1996 is calculated using mortality and interest rates approved by the supervisor of insurance business in Japan.

Reserve for price fluctuations -
Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

Translation of foreign currencies -
Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at each balance sheet date, whereas components of net assets denominated in foreign currencies are translated at historical rates. The current year's profit and loss accounts are translated into yen using the average exchange rate for the fiscal year.

Lease transactions -
Finance leases that do not transfer ownership of the leased property to the lessee are accounted for as operating leases.

Land revaluation -

On March 31, 2002, SFH's domestic life insurance subsidiary revalued its land for operating purposes, as permitted by the Land Revaluation Law (Law No. 34, enacted March 31, 1998—the "Law"). The tax effect of the revaluation difference is accounted for differently, depending on whether there are gains or losses; when there is a loss, a valuation allowance is fully provided for the tax effect of the loss, and when there is a gain, the tax effect is recorded in "deferred tax liabilities on land revaluation." After excluding these amounts, the net revaluation difference is reported as "land revaluation" in net assets. The revaluation method stipulated by Article 3-3 of the Law was based on the land appraisal in conformity with Article 2-5 of the Law Enforcement Order related to the Law (Government Ordinance No. 119, effective from March 31, 1998).

Accounting for consumption taxes -

The consumption taxes received and paid by SFH and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of SFH's non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment are not deductible from the consumption taxes received; they are recorded as "other assets" and amortized on a straight-line basis over 5 years. Other non-deductible consumption taxes are charged to income as incurred.

Application of consolidated tax provision -

Prior to the listing of SFH's shares on the Tokyo Stock Exchange, the consolidated tax provision, under which Sony Corporation is the parent company, was applied to SFH and its domestic subsidiaries wholly owned by Sony Corporation. As a listing of SFH's shares on the Tokyo Stock Exchange, SFH and its domestic subsidiaries ceased to be wholly-owned subsidiaries of Sony Corporation. As a result, starting from April 1, 2007, SFH and its domestic subsidiaries calculate their tax provision (benefit) based on the assumption that they are excluded from the consolidated tax system.

Cash and cash equivalents -

Cash equivalents consist of highly liquid investments without significant market risks, such as demand deposits and short-term investments with an original maturity of three months or less.

(2) Segment Information

	Yen in millions					
	For the six months ended September 30, 2007					
	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	365,346	27,777	11,561	404,685	-	404,685
Intersegment	386	14	23	424	(424)	-
Total	365,732	27,792	11,584	405,109	(424)	404,685
Ordinary expenses	341,721	25,775	10,100	377,597	(464)	377,133
Ordinary profit	24,010	2,017	1,483	27,511	40	27,551

The life insurance business consists of Sony Life Insurance Co., Ltd. and Sony Life Insurance (Philippines) Corporation, the non-life insurance business consists of Sony Assurance Inc., and the banking business consists of Sony Bank Inc. and Sony Bank Securities Inc.

The amount of unallocated ordinary expenses included in "elimination" for the six months ended September 30, 2007 is ¥399 million, most of which are ordinary expenses of SFH.

(3) Investments in Securities

The following provides fair value information on securities.

Trading securities:

Yen in millions	
September 30, 2007	
Consolidated balance sheet amount	Net valuation losses recorded in income
327,864	(5,186)

Held-to-maturity securities with fair values:

	Yen in millions September 30, 2007			
	Consolidated balance sheet amount	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds:				
Japanese government and municipal bonds	41,209	196	(114)	41,290
Japanese corporate bonds	4,805	24	(10)	4,820
Others	808	31	(1)	839
Total	46,823	252	(126)	46,949

Other securities with fair values:

	Yen in millions September 30, 2007			
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount
Bonds:				
Japanese government and municipal bonds	1,443,959	15,035	(7,437)	1,451,557
Japanese corporate bonds	376,351	40,201	(1,133)	415,420
Equity securities	135,883	111,739	(1,857)	245,766
Others	284,981	12,696	(3,610)	294,067
Total	2,241,177	179,673	(14,038)	2,406,811

Other securities sold during the period:

	Yen in millions
	For the six months ended September 30, 2007
Sales	153,164
Gains on sales	11,888
Losses on sales	(568)

Other securities with no available fair values:

	Yen in millions
	September 30, 2007
Investment in affiates	1,000
Equity securities	5
Others	30,202
Total	31,207

The future redemption schedule of other securities with maturities and held-to-maturity securities as of September 30, 2007 is as follows:

	Yen in millions			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds				
Japanese government and municipal bonds	33,561	347,385	1,001,031	110,787
Japanese corporate bonds	62,947	249,340	79,536	28,401
Others	63,781	127,792	53,273	55,042
Total	160,290	724,519	1,133,841	194,231

(4) Investments in Monetary Trusts

The fair value information on monetary trusts is as follows:
Monetary trusts for trading purposes:

Yen in millions	
September 30, 2007	
Consolidated balance sheet amount	Net valuation gains recorded in income
66,486	(175)

Other monetary trusts:

	Yen in millions			
	September 30, 2007			
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount
Other monetary trusts	693,718	36,351	(1,446)	728,623

Note: Jointly invested monetary trusts of ¥50 million are included in the table above.

(5) Per Share Information

Net income per share is calculated based on the weighted-average number of shares of common stock outstanding during the fiscal period. For the six months ended September 2007, the net income per share was 7,957.33 yen. There were no potential dilutive securities. Net assets per share, calculated based on the number of shares of common stock outstanding as of September 30, 2007, were 134,022.97 yen.
The basis for this calculation is net income of 16,710 million yen, of which the entire portion is applicable to common shares. The weighted-average number of shares outstanding for the six months ended September 30, 2007 was 2,100,000.

(6) Subsequent Events

SFH issued new shares of its common stock and offered those new shares in a domestic public offering, as part of a global offering of its shares, simultaneously with the listing of its shares on the Tokyo Stock Exchange, on October 10, 2007. As a result of the domestic public offering, the amount of common stock increased to ¥19,900 million and the number of shares outstanding increased to 2,175,000.

1. Method of subscription for the new shares: Domestic public offering (bookbuilding formula)
2. Types and numbers of shares issued: Common stock 75,000 shares
3. Offer price per share: ¥400,000 per share
4. Subscription price: ¥384,000 per share
5. Total amount of subscription price: ¥28,800 million
6. Amount capitalized per share: ¥192,000 per share
7. Total amount capitalized: ¥14,400 million
8. Use of proceeds: SFH intends to use approximately ¥16.5 billion of the net proceeds of the sale of the new shares to fund investments associated with Sony Life's planned joint venture with AEGON N.V. to market individual annuity products developed for the Japanese market. SFH intends to use the remainder of the net proceeds mainly to fund improvements to the information technology systems of its main operating subsidiaries.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

*The scope of SFH's consolidated results for the fiscal year ended March 31, 2007 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. SFH's interim consolidated financial results for six months ended September 30, 2007 and consolidated forecast for the fiscal year ending March 31, 2008 also include Sony Bank Securities Inc. within the scope of consolidation.

On October 25, 2007, Sony Corporation announced its consolidated financial results for the second quarter ended September 30, 2007. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the October 25, 2007, news release by Sony Corporation.

1. Forward-looking statements may include—but are not limited to—statements using words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, financial performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group based on information that is currently available to it. As such, forward-looking statements are subject to various risks and uncertainties, and actual results may vary substantially from those expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings.
2. The information contained in this press release does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Exhibit 11.

Press Release

Sony Life Receives Permission to Handle Banking Agency Business for Sony Bank

Dec 13, 2007

Sony Financial Holdings Inc.
Sony Life Insurance Co., Ltd.
Sony Bank Inc.

Sony Life, a wholly owned subsidiary of Sony Financial Holdings, has received permission from the relevant authorities to conduct banking agency business on behalf of Sony Bank, an 88% subsidiary of Sony Financial Holdings.
In addition to enhancing its response to increasingly diverse customer needs, this additional channel should raise the level of banking service convenience to customers. Such stronger ties among companies in Sony Financial Holdings Group will also promote the Group's offering of more comprehensive financial services.

1. **Operations to Date**
   Since December 2004, on an agency basis Sony Life's Lifeplanner® sales employees have referred customers interested in mortgage loans to Sony Bank, forwarding to the bank all customer inquiries concerning these loans.

2. **Future Operations**
   Having now received the necessary permissions, Sony Life's Lifeplanner® sales employees now can provide explanations of Sony Bank's mortgage loan products, as well as deliver applications. Their new ability to respond to customer requests and consult with them about funding home purchases will enable Lifeplanner® sales employees to respond more specifically, thereby enhancing overall consulting and other service offerings concerning customers' life plans. Taking better advantage of Sony Life's customer base and sales channels should enable Sony Bank to raise its level of services on mortgage loans and expand its new loan balance.
   At "Life Planning SQUARE", the showroom it operates in the Sony Building in Ginza, Tokyo, to help potential customers recognize the importance of life planning, Sony Life will handle Sony Bank's mortgage loans and set up new Sony Bank accounts. As its first banking services agent, Sony Bank anticipates that Sony Life's ability to respond directly to questions will enhance its convenience to customers.

3. **Commencement of Services**

New banking agency services by Lifeplanner® sales employees and at Life Planning SQUARE are scheduled to commence on January 16, 2008.

Note: This is an English-language summary of a Japanese announcement made by Sony Financial Holdings, Sony Life and Sony Bank on December 13, 2007. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit 12.

(Brief Description in English)

December 21, 2007

<u>Semi-Annual Securities Report</u>

(Report pursuant to Article 24-5, Paragraph 1
of the Financial Instruments and Exchange Law)

The 4th Fiscal Year (Semi-Annual)
from April 1, 2007
to September 30, 2007

This Semi-Annual Securities Report for the six months from April 1, 2007 to September 30, 2007 (the "Semi-Annual Securities Report") was, in accordance with Japanese laws and regulations, filed by Sony Financial Holdings Inc. (the "Company") on December 21, 2007, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Semi-Annual Securities Report is made available for public inspection at the head office of the Company, the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of the common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the business of the Company on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, financial position and group companies, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months from April 1, 2007 to September 30, 2007.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Interim Consolidated Financial Summary for the Fiscal Year Ending March 31, 2008 (Exhibit 10).

Exhibit 13.

(Translation)

Written Confirmation

December 21, 2007

Sony Financial Holdings Inc.
[Signature] [Seal]
Teruhisa Tokunaka
President and Representative Director

1. I, Teruhisa Tokunaka, have confirmed that the statement included in the Semi-Annual Securities Report for the interim financial period of the 4th business year (from April 1, 2007 to September 30, 2007) of Sony Financial Holdings Inc. (the "Company") is appropriate and accurate in all material respects.

2. In order to prepare the Semi-Annual Securities Report appropriately and accurately, the Company has established the following corporate structure and it has developed an environment in which such corporate structure operates properly. I have confirmed that such corporate structure has been operating properly in preparing such Semi-Annual Securities Report.

(1) In connection with the preparation of the Semi-Annual Securities Report, relevant business is specifically allocated to a specified department or an office and a system for the proper performance of the business at the respective departments or offices concerned has been established.

(2) The material information of the Company and Sony Financial Holdings group has been appropriately discussed at the meeting of and reported to the Board of Directors and other important bodies or persons.

(3) A system where the Internal Audit Department examines the appropriateness and the effectiveness of the internal management system in respective departments and offices concerned, and reports material matters to the Board of Directors has been established.

[End of Document]

END